Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Tyson Foods, Inc.
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Tyson Foods, Inc. (TSN)
Vote Yes: Shareholder Proposal Regarding a Circular Economy for Packaging

Annual Meeting: February 8, 2024

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing opportunities for Tyson to support a circular economy for packaging.

Supporting Statement: The report should assess, at Board discretion:

•	The competitive, financial, and operational risks associated with failing to promote a circular economy for packaging;

•	The potential to increase packaging recyclability and transition to reusable packaging; and

•	Opportunities to develop policies or goals to endorse EPR [Extended Producer Responsibility] and determine an appropriate level of voluntary financial contributions to recycling infrastructure.

SUMMARY

The growing plastic pollution and packaging waste crises pose increasing risks to Tyson Foods. In particular, Tyson is exposed to significant regulatory risk from Extended Producer Responsibility (EPR) laws. These laws impose financial responsibility on companies for the costs of collecting, sorting, and recycling their plastic packaging. One estimate from the Pew Trusts found that corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.1

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

2024 Proxy Memo Tyson Foods, Inc. | Circular Economy for Packaging

Already, laws to this effect have been passed in Maine, Oregon, Colorado, and California,2 while the European Union has enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.3 These laws reflect the scale of the plastic pollution crisis, but they also reflect consumer sentiment, with demand for sustainable packaging increasing.4

The best way for Tyson to abate these risks is to proactively assess opportunities to support a circular economy for its packaging.

Moreover, failure by our Company to take proactive steps may put it at a serious competitive disadvantage in this evolving regulatory and market environment. More than 100 leading companies have committed to promoting a circular economy for packaging by acknowledging financial responsibility for the collection, sorting, and recycling of packaging at end-of-life (EOL).5 Competitors Kraft Heinz, Kellog’s, Nestlé, Procter & Gamble, and at least 25 other major companies make voluntary contributions to expand recycling infrastructure, a critical step in embracing EPR.6

By contrast, Tyson is not known to voluntarily contribute financial resources to help ensure its packaging never becomes waste.7 In fact, Tyson recently received a “D-” grade on a report from As You Sow evaluating corporate packaging sustainability for its failure to financially support recycling infrastructure, endorse EPR, reduce plastic use, explore reuse opportunities, and make all packaging recyclable.8

To mitigate these regulatory, environmental, and competitive risks, Tyson must assess and act on opportunities to adapt to a circular economy approach to packaging.

RATIONALE FOR A YES VOTE

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

2.	Tyson Foods fails to provide shareholders with sufficient information as to whether and how it will build a circular economy for packaging, exposing the Company to competitive, financial, and operational risk.

3.	Tyson Foods lags peers in creating a circular economy for packaging.

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2 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

3 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

4 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

5 https://ellenmacarthurfoundation.org/extended-producer-

responsibility/overview?_ga=2.194255722.613184023.1673367048-

710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xN

C4wLjE2NzMzNjcwNDguNjAuMC4w

6 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 17

7 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

8 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 5

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2024 Proxy Memo Tyson Foods, Inc. | Circular Economy for Packaging

DISCUSSION

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

As plastic pollution has grown into an international crisis, increasing attention is being paid by governments, media, and citizens to the world’s consumption and disposal of single-use products generally, including packaging of all material types.

Recently, new laws adopted in Colorado, Maine, Oregon, and California aim to shift the financial burden for waste management from consumers and local government to corporations. These EPR laws will effectively tax corporations for the single-use packaging they produce based on various sustainability metrics.9 Similar laws have been introduced throughout the United States, including more than 75 bills between 2020 and 2022 alone, with packaging as the most common covered product,10 demonstrating a rapidly growing trend of increased legal accountability for corporations for the financial costs of the packaging waste they produce. EPR for packaging laws have also been enforced for decades within European Union nations and many other countries.11

Addressing pollution from plastic packaging is a key governmental priority worldwide. Leaders from 193 United Nations member states are in the process of negotiating a global treaty to end plastic pollution; the nations are considering a mandate for legally binding plastic use reductions and recyclability to transition the global market away from disposable packaging and towards reusables.12 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognition of plastic pollution as a severe threat to business’ social license to operate.13 The ramifications of the Global Plastics Treaty are expected to affect packaging of all materials by bolstering the transition to reusable, returnable, and refillable packaging, making recyclability and use of recycled content standard, and holding producers financially accountable for packaging at its end of life.

EPR laws are increasingly becoming the norm in the United States and around the world. With widespread adoption of these laws, corporations could be legally responsible for as much as $100 billion annually to cover the waste management costs of their packaging.14

Tyson Foods appears unprepared to meet the risks created by EPR legislation and the forthcoming Global Plastics Treaty, as the Company does not acknowledge financial responsibility for packaging at EOL, has no goal to reduce use of virgin plastic, makes no public contributions to support the collection and recycling of its packaging, and lacks portfolio-wide recyclability in practice and at scale.

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9 https://www.huntonnickelreportblog.com/2024/01/extended-producer-responsibility-for-packaging-whats-ahead-in-2024/

10 https://www.ncsl.org/environment-and-natural-resources/extended-producer-responsibility

11 https://www.oecd.org/environment/extended-producer-responsibility.htm

12 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

13 https://www.businessforplasticstreaty.org/endorsers

14 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

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2024 Proxy Memo Tyson Foods, Inc. | Circular Economy for Packaging

2.	Tyson Foods fails to provide shareholders with sufficient information as to whether and how it will build a circular economy for packaging, exposing the Company to competitive, financial, and operational risk.

In 2022, 59% of independent shareholders of Tyson voted in support of a shareholder proposal requesting that the Company produce a report assessing opportunities to increase its sustainable packaging efforts by reducing its absolute plastic packaging use.15 Unfortunately, Tyson has failed to sufficiently respond to shareholders’ concerns. It continues to neglect disclosing foundational data on plastic packaging; has not set a quantitative goal or timeline for reducing its plastic packaging footprint; and has not adopted EPR practices, such as voluntary contributions to recycling infrastructure to ensure its packaging never becomes plastic pollution.

Tyson’s failure to account for its packaging at EOL also renders its climate disclosures incomplete. Tyson states it is committed to Scope 3 emissions reductions,16 yet omits “End-of-Life Treatment of Sold Products,” a key Scope 3 category, from its disclosures,17 thereby excluding the impacts of plastic packaging pollution from its carbon footprint. Sold products and packaging contribute significantly to Scope 3 emissions at their EOL and are incorporated by many companies in Scope 3 emission calculations.18

In 2021, Tyson earned a “D-” grade in As You Sow’s Corporate Plastic Pollution Scorecard (Plastic Scorecard). As of the publication of the Plastic Scorecard, Tyson had failed to disclose any packaging data or set any circular packaging goals. Missing goals included (1) reducing virgin and overall plastic reusable packaging, (2) increasing recycled materials, (3) exploring reusable packaging (4) making all packaging recyclable in practice and at scale, (5) endorsing EPR legislation, and (6) financially contributing to U.S. recycling infrastructure.19

Today, Tyson has made little progress in these six pillars. The Company is unique among peers in its continued failure to disclose foundational packaging data and set quantifiable and timebound targets to reduce use of virgin plastic. Tyson's dearth of packaging data – including tonnage of total, virgin, or recycled plastic packaging, packaging material portfolios, percentage of packaging that is recyclable, etc. – leaves investors with an absence of information about whether or how the Company is mitigating risks related to packaging waste. Tyson does not report on the percentage of packaging that meets its recyclable goal, nor does it state what percentage of packaging, if any, is actually recycled at EOL.

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15 https://www.greencentury.com/statement-59-of-independent-tyson-shareholders-support-green-century-plastic-packaging-proposal/

16 https://www.tysonfoods.com/sites/default/files/2023-10/Tyson%20Foods%20Sustainability%20Report%20FY2022%20%281%29.pdf, p. 37

17 https://www.tysonfoods.com/sites/default/files/2023-10/Tyson%20Foods%20Sustainability%20Report%20FY2022%20%281%29.pdf, p. 48

18 https://ghgprotocol.org/scope-3-technical-calculation-guidance

19 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

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2024 Proxy Memo Tyson Foods, Inc. | Circular Economy for Packaging

A circular economy for packaging minimizes resource use and waste while maximizing resource regeneration. Doing so plays an important role in achieving a net-zero emissions world. To build a circular economy for packaging, corporations must take transparent action in six circular packaging areas: (1) Eliminate unnecessary materials; (2) Design for reuse; (3) Design for portfolio-wide recyclability, composability, or reusability; (4) Ensure recycling, composting, and reuse occurs in practice and at scale; (5) Decouple virgin plastic use from business growth; and 6) Ensure human and environmental safety of incorporated chemicals.20

Tyson acknowledges the complex, insufficient, and lacking recycling infrastructure of the United States, yet has not aligned its actions with this reality.21 Following the filing of this proposal, Tyson committed to fully recyclable, home compostable, or reusable packaging by 2030, yet failed to qualify a definition of recyclable.22 Packaging that is recyclable in practice and at scale, specifically achieving a 30% recycling rate in regions that collectively have over 400 million persons, has been identified by dozens of peer companies as the benchmark for their recyclability goals.23 Without disclosure of the types of plastic or packaging the Company uses or a commitment to recycling in practice and at scale, this goal offers little credibility for any potential it will have to improve the circularity of Tyson’s packaging.

Much of Tyson’s packaging portfolio is flexible plastic film which cannot be curbside recycled and is therefore not recyclable in practice, yet may still qualify as “recyclable” under Tyson’s goal through drop-off recycling designation. Store drop-off recycling has low utilization rates among customers and is widely criticized for landfilling or mismanaging significant portions of collections.24

Tyson states an aim for its packaging “to be disposed of as responsibly as possible” yet acknowledges no executive or financial role in achieving this statement.25 Unlike dozens of its peers, Tyson does not report on whether it accepts financial responsibility for packaging at EOL or if it engages in the legislative process during consideration of any state or national EPR policies.

The Recycling Partnership (TRP), a leading recycling organization, has found that $17 billion is needed to modernize and expand recycling infrastructure and that doing so will save the equivalent of 710 million metric tons of CO2 over ten years.26 To improve plastic recycling infrastructure, TRP recommends that companies contribute at least $88 for every metric ton of plastic used.27 However, Tyson does not state whether or not it makes any voluntary contributions.

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20 https://www.ellenmacarthurfoundation.org/plastics-vision

21 https://www.sec.gov/ix?doc=/Archives/edgar/data/100493/000010049323000136/tsn-20231221.htm, p. 38

22 https://www.tysonfoods.com/sites/default/files/2023-10/Tyson%20Foods%20Sustainability%20Report%20FY2022%20%281%29.pdf, p. 31

23 https://emf.thirdlight.com/file/24/SWAXKg3SWOeL_4OSWZn0SWsy8Dw/The%20Global%20Commitment%20Five%20Years%20

In%3A%20Learnings%20to%20Accelerate%20towards%20a%20Future%20without%20Plastic%20Waste%20or%20Pollution.pdf, p. 32

24 https://www.bloomberg.com/news/features/2023-09-29/us-store-drop-off-plastic-recycling-often-ends-up-in-landfills

25 https://www.tysonfoods.com/sites/default/files/2023-10/Tyson%20Foods%20Sustainability%20Report%20FY2022%20%281%29.pdf, p. 31

26 https://recyclingpartnership.org/paying-it-forward/

27 https://plasticiq.org/

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2024 Proxy Memo Tyson Foods, Inc. | Circular Economy for Packaging

3.	Tyson Foods lags peers in creating a circular economy for packaging.

More than 100 leading companies, including Nestlé, PepsiCo, and Walmart, have committed to promoting a circular economy by taking financial responsibility for the collection, sorting, and recycling of packaging through the Ellen MacArthur Foundation’s Statement and Position Paper, Extended Producer Responsibility - a necessary part of the solution to packaging waste and pollution.28 The Coca-Cola Company‘s Vice President of Global Policy & Sustainability Michael Goltzman stated: “We support this statement on the important role that well-designed EPR systems can play in keeping packaging material out of the environment and in the circular economy. Good EPR schemes can motivate businesses and help us achieve our circular economy targets.”29 Tyson Foods has no public statement of support for EPR for packaging, nor has the Company publicly acknowledged that its packaging waste is its responsibility.30

Additionally, Kraft Heinz, Kellogg’s, Nestlé, Procter & Gamble, and at least 25 other major companies make voluntary contributions to expand recycling infrastructure, a critical step in embracing EPR and creating a circular economy for packaging.31 Tyson is not known to voluntarily contribute any financial resources to help ensure its packaging never becomes waste.32

Finally, At least 60 consumer goods and retail companies have set goals to reduce overall use of plastic packaging and make all packaging recyclable, reusable, or compostable under the Ellen MacArthur Foundation Global Commitment (Global Commitment).33 Tyson‘s recyclability commitment timeline lags behind its peers by five years and fails to adequately define “recyclable,“ likely resulting in a commitment that will do little to further the recycling of its packaging in practice and at scale. All signatories to the Global Commitment annually report an abundance of plastic packaging data; in contrast, Tyson fails to report even the most foundational pieces of plastic packaging data, such as tonnage of plastic used, percentage of virgin and recycled content, and the percentage of packaging that is recyclable, reusable, or compostable.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Tyson’s Opposition Statement describes existing efforts towards sustainable packaging. However, as described above, Tyson’s existing action falls short of ensuring recyclability in practice and at scale and of reducing plastic use overall. The Company also asserts that issuing the requested report would be duplicative of existing reporting. But, as previously noted, Tyson does not make any substantive packaging data publicly available.34

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28 https://ellenmacarthurfoundation.org/extended-producer-

responsibility/overview?_ga=2.194255722.613184023.1673367048-

710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xN

C4wLjE2NzMzNjcwNDguNjAuMC4w

29 https://ellenmacarthurfoundation.org/extended-producer-

responsibility/overview?_ga=2.194255722.613184023.1673367048-

710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xN

C4wLjE2NzMzNjcwNDguNjAuMC4w

30 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

31 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

32 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

33 https://www.ellenmacarthurfoundation.org/global-commitment-2023/overview

34 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

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2024 Proxy Memo Tyson Foods, Inc. | Circular Economy for Packaging

Ultimately, the Company notes the limitations of recycling infrastructure in the United States yet does not acknowledge its role in improving it. As requested in this proposal, the Company should evaluate opportunities to accept financial responsibility for packaging at EOL, voluntarily contribute to infrastructure, reduce plastic use, and provide packaging data.

Finally, and significantly, the Company Statement does not address the competitive, financial, and operational risks it faces without the action requested in this proposal, specifically the growing number of EPR laws for packaging in the U.S. and the forthcoming Global Plastics Treaty.

Following the submission of this proposal, Tyson took an initial step towards EPR for packaging by naming possible partnerships for collaborations on packaging at EOL.35 While a start, this does not address the full scope of actions needed to ensure a robust recycling system and create a circular economy for packaging. Tyson should commit to new actions on EPR, such as regularly publishing updates, outcomes, policies, or goals resulting from any EPR collaborations, assessing opportunities to endorse EPR legislation, and determining an appropriate level of voluntary financial contributions to recycling infrastructure.

CONCLUSION

Vote “Yes” on this Shareholder Proposal Regarding a Circular Economy for Packaging. Tyson has fallen behind dozens of peers by failing to evaluate the full range of opportunities available to meaningfully support a circular economy for packaging and is vulnerable to competitive, financial, and regulatory risks. Our Company must avoid these risks by evaluating new circularity actions for packaging, such as setting a quantifiable and timebound goal for reducing use of plastic packaging, voluntarily contributing financial support for recycling infrastructure, and disclosing packaging data. We urge a “Yes” vote on this resolution.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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35 https://www.sec.gov/ix?doc=/Archives/edgar/data/100493/000010049323000136/tsn-20231221.htm p. 38

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